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Kaitlin McGrath kaitlin.mcgrath@dechert.com +1 617 728 7116 Direct +1 617 275 8395 Fax

December 7, 2023

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sonny Oh

Re:	John Hancock Exchange-Traded Fund Trust (the “Registrant”) — File Nos. 333-183173 and 811- 22733; Amendment to Registration Statement on Form N-1A

Dear Mr. Oh:

On behalf of the Registrant, I submit this letter in response to comments received by telephone on November 6, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 58 under the Securities Act of 1933, as amended, and Amendment No. 61 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement on Form N-1A, filed with the SEC on September 28, 2023, accession no. 0001193125-23-245621 (the “Registration Statement”) relating to the registration of John Hancock Disciplined Value International Select ETF (the “Fund”), a new series of the Registrant.

For convenience, I have set forth each comment below, followed by the Registrant’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Registration Statement.

General Comments

1.

Comment - The Staff reminds the Registrant that the company and its management are responsible for the accuracy and adequacy of its disclosures not withstanding any review, comments, action or absence of action by the Staff. Where a comment is made in one location it is applicable to all similar disclosures appearing elsewhere in the same registration statement.

Response – The Registrant respectfully acknowledges the Staff’s comment.

Prospectus

2.

Comment – The Staff notes that certain information is missing from the Registration Statement. Please include all missing information in the definitive filing. Please also include the completed fee table under “Fund summary — Fees and expenses” and expense example table under “Fund summary — Expense example” as part of this letter. Please note that the Staff may have additional comments on the supplemental materials.

December 7, 2023 Page 2

Response – The Registrant respectfully acknowledges the comment and has included all missing information in the definitive filing. In addition, the fee table and expense example table for the Fund is included in Appendix A to this letter.

3.

Comment – Under “Fund summary — Fees and expenses — Annual Fund Operating Expenses,” in footnote 2, please confirm that the duration of both contractual waivers will be in effect for at least a one-year period from the date of effectiveness of the registration statement. Please also disclose, if applicable, whether the adviser may recoup expenses, and if so, disclose the time period and that recoupment may only occur if it does not result in an expense ratio that exceeds the expense cap in place at the time of both the waiver and recoupment.

Response – The Registrant confirms that any contractual waivers will be in effect for at least one year from the date of effectiveness, and further notes that waived or reimbursed expenses are not subject to recoupment by the adviser.

4.

Comment – Under “Fund summary — Fees and expenses — Annual Fund Operating Expenses,” in footnote 2, if the two waivers are not expected to be triggered, please remove the last two line items of the fee table.

Response – The Registrant confirms that the two waivers described in footnote 2 are expected to be triggered in the first year.

5.

Comment – Under “Fund summary — Expense example,” the third sentence of the first paragraph, states as follows: “The example assumes a 5% average annual return and that fund expenses will not change over the periods.” Please disclose that the first year reflects the waivers in place.

Response – The Registrant supplementally confirms that the expense example reflects the effect of contractual fee limitations only for the periods described in the fee table, as permitted by Item 3, Instruction 4(a). However, as Form N-1A does not require disclosure related to this approach, the Registrant respectfully declines to make any changes in response to this comment.

6.

Comment – The Staff notes that the “Fund summary — Principal investment strategies” section includes definitions for “convertible securities” and “equity participations.” The Staff recognizes the importance of brevity but asks that the Registrant consider whether definitions should also be included for any of the following: depository receipts, REITs, participatory notes and limited partnership interests.

Response – The Registrant notes that depositary receipts are defined in “Additional Investment Policies and Other Instruments — Depositary Receipts” as “certificates typically issued by a bank or trust company that give their holders the right to receive securities issued by a foreign or domestic corporation.”

The Registrant notes that REITs are defined in “Fund summary — Principal risks — Real estate investment trust (REIT) risk” as “pooled investment vehicles that typically invest in real estate directly or in loans collateralized by real estate.”

December 7, 2023 Page 3

The Registrant notes that participatory notes are defined in “Fund summary — Principal risks — Participatory notes risk” as “interests in securities listed on certain foreign exchanges” with returns “linked to the performance of the issuers of the underlying securities.”

The Registrant believes that the risks associated with limited partnership interests are sufficiently described in “Fund summary — Principal risks — Master limited partnership (MLP) risk” and thus respectfully declines to make any changes in response to this comment.

7.

Comment – The “Fund summary — Principal investment strategies” section defines non-U.S. companies as “companies: (i) that are organized under the laws of a foreign country; (ii) whose principal trading market is in a foreign country; or (iii) that have a majority of their assets, or that derive a significant portion of their revenue or profits, from businesses, investments, or sales outside of the United States.” With respect to (iii), please revise the phrase “a significant portion” to reflect that it should greater than 50% for consistency with footnote 24 of Final Rule: Investment Company Names, Rel. No. IC-24828, Jan. 17, 2001.

Response – The Registrant has revised the disclosure under “Fund summary — Principal investment strategies” and “Fund details — Principal investment strategies” as follows:

The fund defines non-U.S. companies as companies: (i) that are organized under the laws of a foreign country; (ii) whose principal trading market is in a foreign country; or (iii) that have a majority of their assets, or that derive a ~~significant portion~~majority of their revenue or profits, from businesses, investments, or sales outside of the United States.

8.

Comment – Under “Fund summary — Principal investment strategies,” the Staff notes the Fund’s non-U.S. investments may include emerging- and frontier-market investments. Please disclose how this term is defined.

Response – The Registrant notes that “frontier-market” is defined in its corresponding risk disclosure under “Fund summary — Principal risks:”

Frontier-market countries generally have smaller economies and less-developed capital markets and political systems than traditional emerging-market countries, which magnifies emerging-market risks.

The Registrant respectfully notes that the term “emerging-market” is used industry-wide without specificity. Additionally, the Registrant notes that the risks of “emerging-market” countries are defined in its corresponding risk disclosure under “Fund summary — Principal risks,” which has been added in response to Comment 13, and believes that such disclosure adequately informs shareholders with respect to the parameters of emerging-market investments.

December 7, 2023 Page 4

9.

Comment – The disclosure under “Fund summary — Principal investment strategies” states that the Fund may invest in derivatives. Please confirm supplementally whether investment in derivatives will count towards the Fund’s 80% policy, and if so please explain how investments in derivatives will be valued for such purposes. Please also ensure that the Fund’s derivatives disclosure is tailored to the Fund and fully describes how the Fund will use derivatives to achieve its investment objective and the risks associated with the use of derivatives. See the letter from Barry Miller of the Division of Investment Management of the SEC to the Investment Company Institute dated July 30, 2010 (the “Derivatives Disclosure Letter”).

Response – The Registrant reserves the right to use derivatives to count towards the Fund’s 80% Policy. The Fund generally uses market value, and not notional value, to value derivatives in connection with its 80% Policy. The Registrant also confirms that it has reviewed the derivatives disclosure included in the Fund’s prospectus and has determined that it is consistent with the views set forth in the Derivatives Disclosure Letter.

10.	Comment – Under “Fund summary — Principal risks,” the Staff notes that the principal risks appear in alphabetical order. Please reorder the risks in order of significance rather than alphabetically.

Response – The Registrant respectfully submits that the current order of the principal risks is in compliance with the requirements of Form N-1A, which does not require listing the principal risks of investing in a fund in any particular order. The Registrant further notes that the alphabetical ordering convention of its “Principal risks” is consistent across the John Hancock complex. However, in order to clarify for shareholders that they should not make any assumptions regarding the significance of the risk factors based on their current order, the Registrant includes the following disclosure in the introductory paragraph under the heading “Fund summary — Principal risks”:

The fund’s main risks are listed below in alphabetical order, not in order of importance.

11.

Comment – The “Fund summary — Principal investment strategies” section includes references to sponsored and unsponsored depositary receipts and shares and trust certificates and notes that the Fund may “seek to increase its income by lending portfolio securities.” Please consider adding corresponding risk disclosure under “Fund summary — Principal risks” and “Fund details — Principal risks of investing.”

Response – With respect to depository receipts, the Registrant notes that the following disclosure regarding depositary receipts is included under “Fund summary — Principal risks — Foreign securities risk”:

If applicable, depositary receipts are subject to most of the risks associated with investing in foreign securities directly because the value of a depositary receipt is dependent upon the market price of the underlying foreign equity security. Depositary receipts are also subject to liquidity risk.

In addition, additional risk disclosure regarding depository receipts is included under “Fund details — Principal risks of investing — Foreign securities risk.”

December 7, 2023 Page 5

With respect to securities lending, the Registrant notes that the following disclosure is included under “Fund details — Additional investment strategies — Securities lending”:

As with other extensions of credit, there are risks of delay in recovery or even loss of rights in the collateral should the borrower of the securities fail financially. The fund could also lose money if investments made with cash collateral decline in value.

In addition, the Registrant believes that the risks associated with securities lending are sufficiently described under the under the heading “Credit and counterparty risk” and that the risks associated with trust certificates are sufficiently described under the heading “Characteristics of Hybrid Instruments.”

Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

12.

Comment – “Fund summary — Principal risks — Credit and counterparty risk” states: “The issuer or guarantor of a fixed-income security, the counterparty to an over-the-counter derivatives contract, or a borrower of fund securities may not make timely payments or otherwise honor its obligations. A downgrade or default affecting any of the fund’s securities could affect the fund’s performance.” Please confirm whether the disclosure regarding the issuer or guarantor of a fixed-income security is relevant to this Fund.

Response – The Registrant has revised the disclosure under “Fund summary — Principal risks — Credit and counterparty risk” as follows:

The ~~issuer or guarantor of a fixed-income security, the~~ counterparty to an over-the-counter derivatives contract~~,~~ or a borrower of fund securities may not make timely payments or otherwise honor its obligations. ~~A downgrade or default affecting any of the fund’s securities could affect the fund’s performance.~~

In addition, the Registrant has made corresponding updates to the disclosure under “Fund details — Principal risks of investing — Credit and counterparty risk.”

13.	Comment – The Staff notes that “Frontier-market risk” is included under “Fund summary — Principal risks.” Please include emerging markets risk with frontier market risk or add it as a separate risk.

Response – The Registrant has added the following disclosure under “Fund summary — Principal risks”:

Emerging-market risk.  The risks of investing in foreign securities are magnified in emerging markets. Emerging-market countries may experience higher inflation, interest rates, and unemployment and greater social, economic, and political uncertainties than more developed countries.

In addition, the Registrant has added the corresponding disclosure under “Fund details — Principal risks of investing.”

14.	Comment – The Staff notes that “Non-diversified risk” is included under “Fund summary — Principal risks.” Please include corresponding disclosure in the Fund’s principal investment strategies.

December 7, 2023 Page 6

Response – The Registrant has added the following disclosure under “Fund summary — Principal investment strategies” and “Fund details — Principal investment strategies”:

The fund is non-diversified, which means that it may invest in a smaller number of issuers than a diversified fund and may invest more of its assets in the securities of a single issuer.

15.

Comment – Under “Fund summary — Principal risks — Small and mid-sized company risk,” please remove the reference to small sized companies or revise the Fund’s principal investment strategies to reflect that the Fund will invest in small sized companies.

Response – The requested change has been made “Fund summary — Principal risks — Small and mid-sized company risk,” and “Fund details — Principal risks of investing — Small and mid-sized company risk.”

16.

Comment – While past performance is not shown in the “Fund summary — Past performance” section because the Fund has not yet commenced operations, please supplementally provide the broad-based market index the Fund intends to use when it is appropriate to display past performance in this section.

Response – It is anticipated that the broad-based market index will be the MSCI ACWI ex US Index, but the Registrant respectfully notes that the advisor may determine to select a different broad-based market index when preparing the performance disclosure in the future.

17.

Comment – In “Fund summary — Portfolio management” and “Who’s who — Subadvisor,” please state the month and year that each portfolio manager began managing the Fund, rather than stating that each portfolio manager managed the Fund since inception.

Response – The Registrant notes that if a portfolio manager is expected to manage a fund when it commences operations, the John Hancock funds’ usual practice is to disclose that the portfolio manager has managed the fund since inception. In order to achieve consistency of disclosure across all of the relevant John Hancock funds, the Registrant respectfully declines to make any changes in response to this comment.

18.

Comment – The “Fund details — Additional investment strategies — Derivatives and other investments” section states: “The fund may also invest up to 20% of its assets in securities and other instruments not included in the Index but that the manager believes are correlated to the Index, as well as in, among other instruments, futures, options on futures, and other derivatives to obtain efficient market exposure, and cash, cash equivalents, and money market instruments.” Please confirm whether this is the correct disclosure for this Fund.

Response – The Registrant has revised the disclosure as follows:

The fund may also invest up to 20% of its assets in ~~securities and other instruments not included in the Index but that the manager believes are correlated to the Index, as well as in~~, among other instruments, futures, options on futures, and other derivatives to obtain efficient market exposure, and cash, cash equivalents, and money market instruments. The fund may also invest, to the extent permitted by the Investment Company Act of 1940, as amended, in other affiliated and unaffiliated funds, such as open-end or closed-end management investment companies, including other exchange-traded funds (ETFs).

December 7, 2023 Page 7

19.

Comment – In “Fund details — Who’s who — Management fee,” please disclose the period to be covered by the shareholder report, i.e., the annual or semiannual shareholder report, pursuant to Item 10(a)(1)(iii) of Form N-1A.

Response – The Registrant respectfully notes that current disclosure states: “The basis for the Board of Trustees’ approval of the advisory fees, and of the investment advisory agreement overall, including the subadvisory agreement, will be discussed in the fund’s first shareholder report.” As the commencement date of the Fund’s operations is uncertain, the Registrant believes that this statement more precisely describes the shareholder report in which such Board discussion will appear. Therefore, the Registrant respectfully declines to make any changes in response to this comment.

20.

Comment – The Staff notes that the disclosure included under “Other Information — Intraday value” is no longer required under Rule 6c-11 under the 1940 Act. Please supplementally confirm that the Registrant intends to continue to provide such information even though it is no longer required.

Response – The Registrant supplementally confirms that it intends to voluntarily disseminate an IOPV.

21.

Comment – The disclosure under “Appendix – Related performance information,” states that “[t]hese accounts are included in a composite, the performance of which is presented in this Appendix (Composite).” Please confirm that all accounts managed by the sub-adviser with substantially similar investment objectives and strategies are included in the composite.

Response – The Registrant so confirms.

22.

Comment – The disclosure under “Appendix – Related performance information” states that “[t]he MSCI EAFE Index, . . . is a broad-based securities index that reflects the investment strategies and performance target of the account underlying the Composite.” Please update “account” to “accounts.”

Response – The Registrant notes that there is only one account underlying the Composite and has clarified the disclosure under “Appendix – Related performance information” to reflect this.

23.	Comment – Under “Appendix – Related performance information,” please confirm the reasoning behind providing the related performance information as of December 31, 2022 instead of September 30, 2023.

Response – The Registrant notes that related performance information is provided as of September 30, 2023 as it is the most recent calendar quarter end. The Registrant has included the related performance information in reliance on Nicholas Applegate Mutual Funds, SEC No-Action Letter, (Aug. 6, 1996) (“Nicholas Applegate”). The SEC staff’s relief in Nicholas Applegate was conditioned on representations that the performance information would not be presented in a misleading manner,

December 7, 2023 Page 8

and it would not obscure or impede the understanding of other required information. The Nicolas Applegate relief was also conditioned on representations that: (i) the related performance presented should be for all the adviser’s similar managed accounts (i.e., specific accounts should not be included or excluded to improve the performance presented); (ii) the related performance should be compared to an appropriate securities index; (iii) the related performance will be updated no less frequently than annually; (iv) the related performance cannot be given greater prominence than the fund’s performance; and (v) the related performance should be accompanied by disclosure that the related performance does not represent the historical performance of the funds and was not indicative of the funds’ future performance. The related performance information complies with all of these requirements.

24.

Comment – Please confirm supplementally that the Registrant has the records to support the performance information presented under “Appendix – Related performance information,” in accordance with Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

Response – The Registrant so confirms.

Statement of Additional Information

25.

Comment – Under “Investment Management Arrangements and Other Services — Subadvisory Agreement — Subadvisory Fees,” please disclose the method of calculating the subadvisory fees payable to the subadvisor.

Response – The Registrant respectfully incorporates the response provided to the Staff by John Hancock Investment Trust, another registrant in the John Hancock family of funds, in its February 26, 2019 letter responding to this comment.

26.	Comment – Under “Creations and Redemptions — Placement of Creation Orders Outside Clearing Process—Foreign Funds” please bold the subtitle.

Response – The requested change has been made.

Part C

27.

Comment – Please disclose the following three provisions in Section 2.11(d) and (g) of the Declaration of Trust in the Prospectus and state that these provisions do not apply to claims arising under federal securities laws:

i.

“Except to the extent expressly permitted under the federal securities laws, no Shareholder or group of Shareholders shall have the right to bring or maintain any court action, proceeding or claim on behalf of the Trust or any Series or Class of Shares without first making demand on the Trustees requesting the Trustees to bring or maintain such action, proceeding or claim.”

December 7, 2023 Page 9

ii.	“The Trustees shall consider the merits of the claim and determine whether commencing or maintaining a suit would be in the best interests of the Trust or the affected Series or Class, as applicable.”

iii.

“Any diminution in the value of the Shareholder’s shares, or any other claim arising out of or relating to an allegation regarding the actions, inaction, or omissions of or by the Trustees, the Trust’s officers, or the Investment Adviser is a legal claim belonging only to the Trust and not to the Shareholders individually.”

Response – The Registrant respectfully acknowledges the Staff’s comment; however, the Registrant believes the current disclosure is appropriate and consistent with the requirements of Form N-1A.

The Registrant, on behalf of the Fund, intends to file definitive forms of prospectus and SAI that will reflect the above responses to the Staff’s comments. If you have any questions, please call me at 617-728-7116.

Sincerely,

/s/ Kaitlin McGrath
Kaitlin McGrath

cc: Sarah M. Coutu

Christopher P. Harvey

Allison M. Fumai

December 7, 2023 Page 10

Appendix A

The final fee table is shown below:

FEES AND EXPENSES

This table describes the fees and expenses you may pay if you buy, hold, and sell shares of the fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Annual fund operating expenses (%) (expenses that you pay each year as a percentage of the value of your investment)
Management fee	0.61
Other expenses[1]	0.74
Total annual fund operating expenses	1.35
Contractual expense reimbursement[2]	-0.66
Total annual fund operating expenses after expense reimbursements	0.69

1	”Other expenses” have been estimated for the fund’s first year of operations.
2

The advisor contractually agrees to reduce its management fee or, if necessary, make payment to the fund in an amount equal to the amount by which expenses of the fund exceed 0.69% of average daily net assets. Expenses means all the expenses of the fund, excluding (a) taxes, (b) brokerage commissions, (c) interest expense, (d) litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the fund’s business, (e) borrowing costs, (f) prime brokerage fees, (g) acquired fund fees and expenses paid indirectly, and (h) short dividend expense. This agreement expires on August 31, 2025, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time. The advisor also contractually agrees to waive a portion of its management fee and/or to reimburse expenses for the fund and certain other John Hancock funds according to an asset level breakpoint schedule that is based on the aggregate net assets of all the funds participating in the waiver or reimbursement, including the fund (the participating portfolios). This waiver equals, on an annualized basis, 0.0100% of that portion of the aggregate net assets of all the participating portfolios that exceeds $75 billion but is less than or equal to $125 billion; 0.0125% of that portion of the aggregate net assets of all the participating portfolios that exceeds $125 billion but is less than or equal to $150 billion; 0.0150% of that portion of the aggregate net assets of all the participating portfolios that exceeds $150 billion but is less than or equal to $175 billion; 0.0175% of that portion of the aggregate net assets of all the participating portfolios that exceeds $175 billion but is less than or equal to $200 billion; 0.0200% of that portion of the aggregate net assets of all the participating portfolios that exceeds $200 billion but is less than or equal to $225 billion; and 0.0225% of that portion of the aggregate net assets of all the participating portfolios that exceeds $225 billion. This waiver is allocated proportionally among the participating funds. This agreement expires on July 31, 2025, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time.

December 7, 2023 Page 11

EXPENSE EXAMPLE

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other funds. Please see below a hypothetical example showing the expenses of a $10,000 investment in the fund for the time periods indicated assuming you redeem all of your shares at the end of those periods. The example assumes a 5% average annual return and that fund expenses will not change over the periods. The example does not take into account brokerage commissions that you may pay on your purchases and sales of shares of the fund. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expenses ($)
1 Year	70
3 Years	362